EXHIBIT 99.1

CHINA XINIYA FASHION LIMITED

中国希尼亚时装有限公司

(Incorporated in the Cayman Islands with limited liability)

POLL RESULTS OF THE EXTRAORDINARY GENERAL MEETING

HELD ON MARCH 1, 2018

WUHAN, CHINA—March 2, 2018—China Xiniya Fashion Limited (“Xiniya” or the “Company” NYSE AMERICAN:XNY) is pleased to announce that the proposed resolution set out in the notice of the EGM, dated February 12, 2018, was duly passed by the shareholders by way of poll at the EGM held on March 1, 2018.

As at the date of the EGM, the total number of ordinary shares of the Company in issue was 1,000,000,000 shares. The shareholders and authorised proxies holding an aggregate of 996,111,129 ordinary shares, representing approximately 99.61% of the total ordinary shares in issue were present at the commencement of the EGM.

The number of ordinary shares represented by votes at the EGM was as follows:

Resolution	No. of Votes (%)
	FOR	AGAINST	ABSTAIN
As a special resolution, that the name of the Company be changed from “China Xiniya Fashion Limited 中国希尼亚时装有限公司” to “Dunxin Financial Holdings Limited 敦信金融控股有限公司.”	995,909,625 (99.591%)	10,416 (0.001%)	191,088
As an ordinary resolution, that the authorised share capital of the Company be increased from US$50,000 divided into 1,000,000,000 Ordinary Shares of a par value of US$0.00005 each to US$100,000 divided into 2,000,000,000 Ordinary Shares of a par value of US$0.00005 each by the creation of an additional 1,000,000,000 Ordinary Shares of a par value of US$0.00005 each to rank pari passu in all respects with the existing Ordinary Shares.	995,762,313 (99.576%)	334,080 (0.033%)	14,736
As a special resolution, that the Amended and Restated Memorandum and Articles of Association of the Company currently in effect be amended and restated by their deletion in their entirety and the substitution in their place of the Second Amended and Restated Memorandum and Articles of Association annexed hereto.	995,904,633 (99.590%)	11,472 (0.001%)	195,024

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Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For additional information, please contact:

China Xiniya Fashion Limited

Ms. Claire Chen

Telephone: +86-27-88569912

Email: ir@dunxin.us

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